Exhibit 6.17

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT ("Agreement") is made as of the Effective Date (as defined below) by and between TWO FIFTY MAIN EW, LLC, a Connecticut limited liability company ("Seller"), and TERRACYCLE US LLC, a Delaware limited liability company ("Purchaser").

WITNESSETH

For and in consideration of the mutual covenants and premises herein contained, the parties hereto hereby agree as follows:

1.	Basic Provisions. The following are certain provisions which are part of, and, in certain instances, referred to in subsequent provisions of, this Agreement:

(a)	Effective Date: The date of execution set forth under the signature block of Seller or Purchaser, whichever of such parties has executed this Agreement last.

(b)	Seller's Address:	TWO FIFTY MAIN EW, LLC
1200 Tarpon Center Drive, Apt 102
Venice, Florida 34241
Attention: [***]

(c)	Purchaser's Address	TerraCycle US LLC
One TerraCycle Way
Trenton, New Jersey 08638
Attention: [***]

(d)	Property:	248 Main St., East Windsor, CT. (0.46Ac.) & 250 Main St. East Windsor, CT (3.05 Ac,), and the buildings and improvements thereon, as further identified in the Property Description included at Exhibit "A" hereto.

(e)	Purchase Price:	One Million Two Hundred Thousand ($1,200,000) US Dollars.

(f)	Earnest Money Deposit:	A non-refundable deposit of One Hundred Twenty Thousand ($120,000.00) Dollars is to be delivered to Fahey Law, LLC a ("Escrow Agent"), attorney for the Seller, within one (1) business day of the Effective Date of this agreement (as defined herein)

(g)	Due Diligence Period: Purchaser shall have four(4) days from the Effective Date (the "Due Diligence Period"), at Purchaser's sole cost and expense, to conduct a due diligence review of the Property limited only to confirmation that the Seller has marketable title to the Property free from monetary encumbrances (the ''Due Diligence"). If the results of any of the Due Diligence are in any way, for any reason or no reason, unsatisfactory to Purchaser in the Purchaser's sole discretion, the Purchaser shall so notify Seller and Escrow Agent by written notice on or before the expiration of the Due Diligence Period, whereupon this Agreement shall become null and void.

(h)	Escrow Agent:

Fahey Law, LLC
487 Spring Street
Windsor Locks, CT

With respect to any amount placed in escrow pursuant to this Agreement, Escrow Agent shall not be liable for any action or non-action that it may take in good faith in connection with the performance of its duties hereunder but shall be liable for its own conflict of interest, willful default or misconduct.

Notwithstanding anything contained in this Agreement to the contrary with respect to the obligations of the Escrow Agent, should any dispute arise with respect to the delivery and/or ownership or right to possession of such amount, Escrow Agent shall have no liability to any party hereto for retaining dominion and control over such amount until such dispute shall have been settled: (i) by mutual agreement between the parties, or (ii) by final order, decree or judgment by a court of competent jurisdiction in the United States of America (and no such order, decree or judgment shall be deemed to be "final" unless and until the time of appeal has expired and no appeal has been perfected). Escrow Agent shall make payment of such amount as the parties may have mutually agreed or in accordance with such final order, decree or judgment. In no event shall Escrow Agent be under any duty whatsoever to institute or defend any such proceeding. The fees and expenses of the Escrow Agent will be split evenly between the Seller and Purchaser.

Seller and Purchaser shall execute the Title Company's escrow agreement, a copy of which is attached hereto as Exhibit 2.

(i)	Closing: To be held in Escrow with the Escrow Agent: (i) Purchaser and Seller shall execute and deliver the usual and customary documentation evidencing the consummation of the transaction contemplated by this Agreement, and (ii) Seller shall have received evidence showing that the Purchase Price as adjusted by the adjustments set forth below, has been deposited to the bank account of Escrow Agent.

G)	Closing Date: Unless Purchaser or Seller shall have theretofore terminated this Agreement in accordance with the provisions of this Agreement, the Closing shall occur in Escrow with the Escrow Agent on that date which is two (2) business days after the Due Diligence Period, unless earlier closing date shall be agreed to by the parties. •

(k)	Termination: This Agreement shall automatically terminate if Purchaser (for any reason or no reason) gives written notice thereof to both Seller and Escrow Agent received no later than 5:00 p.m. Eastern Time no later than the 4h day of the Due Diligence Period. Upon such termination, this Agreement shall be null and void (other than for any antecedent breaches).

2.	Property; Purchase Price:

(a)	Subject to the terms and conditions of this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, 248 Main St., East Windsor, CT. (0.46Ac.) & 250 Main St. East Windsor, CT (3.05 Ac.) hereto as Exhibit A together with all the rights, benefits, privileges, easements, tenements, hereditaments, and appurtenances thereunto belonging or appertaining thereto, and, to the extent appurtenant thereto, Seller's rights, easements or other interests, if any, in and to adjacent streets, alleys and rights-of-way abutting such real property, as well as any and all minerals and mineral rights, water and water rights, wells, well rights and well permits, water and sewer taps (the "Appurtenant Rights") (all of the foregoing being collectively hereinafter referred to as the "Property").

(b)	The total Purchase Price for the Property shall be One Million Two Hundred Thousand ($1,200,000.00) Dollars. The total Purchase Price for the Property shall be payable as provided below. Purchaser shall be entitled to all interest earned on the Earnest Money Deposit, if any, in the event that Purchaser proceeds with its purchase of the Property. In the event that Seller is entitled to retain the Earnest Money Deposit as liquidated damages Seller shall be entitled to all interest, if any, earned on the Earnest Money Deposit.

3.	Adjustments:

(a)            No later than two (2) business days prior to the date for which the Closing is then scheduled, Escrow Agent shall provide the parties, for their review and approval, with an estimate of all prorations and closing adjustments to the extent then ascertainable, together with supporting documents and invoices and such other information as the parties may reasonably request, and the parties shall in good faith attempt to agree on such prorations and adjustments prior to the Closing. To the extent not so ascertainable, Purchaser and Seller shall estimate such prorations and adjustments prior to the Closing and the parties agree to work together after the Closing to promptly resolve all outstanding or continuing prorations and adjustments.

(b)           The following shall be apportioned between Seller and Purchaser as of midnight on the day before the Closing Date:

Real property taxes, municipal charges, personal property taxes, and installments of special assessments assessed by any governmental authority having jurisdiction over the Property ("Taxes") for the calendar year in which the Closing Date occurs, but prorated in the manner which is customary in Hartford County, Connecticut and shall be based on the most recent bills available and all rent for the Property, If, after the Closing Date, any proceeding shall result in any refund of any Taxes for: (A) the applicable year or tax period in which the Closing Date occurs, such refund, less any out-of-pocket costs and expenses incurred by Purchaser in connection with such proceedings (including attorneys' fees and expenses), shall be apportioned between Seller and Purchaser on the same basis as other Taxes in the year or period in which the Closing Date occurs; (B) the years or periods prior to the applicable year or tax period in which the Closing Date occurs, such refund shall inure and be paid solely to the benefit of Seller; and (C) for the years and periods after the year or period in which the Closing Date occurs such refund shall inure and be paid solely to the Purchaser. Neither party shall compromise or settle any proceeding, without the consent of the other party (which shall not be unreasonably withheld or delayed) that relates to any period in which the other party has an interest in the refund to which such proceeding relates.

(c)          Errors in adjustments and apportionments made hereunder shall be corrected as soon as practicable after the Closing Date. The provisions of this subparagraph (c) shall survive the Closing.         •

4.	Title and Survey.

(a)	Purchaser shall satisfy itself as to title to the Property and a survey of the Property (the "Survey") within the Due Diligence Period provided that Purchaser shall also have the right to object to any encumbrance or non-standard exception(s) that is discovered after the expiration of the Due Diligence Period and prior to Closing ("Additional Title and Survey Objection"). Purchaser shall notify Seller of any such Additional Title and Survey Objections within five (5) business days of notification by the Title Company and receipt of the Survey. In the event that Seller is not willing or able to cure the Additional Title Objections Purchaser shall have the option, at Purchaser's sole and absolute discretion, to cancel this Agreement.

(b)	Prior to expiration of the Due Diligence Period, Purchaser shall deliver to Seller written Notice of any encumbrance(s) or non-standard exception(s) disclosed in any title commitment or the Survey ordered by Purchaser during the Due Diligence Period to which Purchaser objects. Seller shall cure all such encumbrance(s) or non-standard exceptions objected to by the Purchaser. If any of said encumbrance(s) or non-standard exception(s) are not cured prior to the agreed upon Closing Date, the parties agree that one hundred and fifty percent (150%) of the estimated cost to cure shall be held in escrow and the parties shall close on the transaction contemplated herein.

(c)	Seller hereby agrees to clear (i) any and all mortgage liens on the Property and; (ii) any and all title objections which can be removed solely by the payment of a liquidated sum of money, provided that the cost of curing any such valid title objections does not exceed the Purchase Price.

(d)	Seller shall provide Purchaser clear title, free of any and all liens and encumbrances except for those that Purchaser shall be willing to assume, at Purchaser's sole and absolute discretion.

5.	Notices. Any notice, demand or other communication required or permitted to be given hereunder shall be in writing addressed to the respective party as set forth below and may be personally served, sent by email or sent by overnight courier or certified mail, return receipt requested, and shall be deemed given: (a) if served in person, when served; (b) if sent by email to the last known and confirmed email address) upon completion of transmission (c) if by overnight courier, on the first business day after delivery to the courier; or (d) if by certified mail, return receipt requested, on the third day after deposit, postage prepaid, in an official depository of the United States Postal Service.

If to Seller to:	Fahey Law, LLC
487 Spring Street, Suite 2
Windsor Locks, CT 06096
Ph: 860 627-8300
Fax: 1-855-518-1666
Attention: [***] Email: [***]

With a copy to :	TWO FIFTY MAIN EW, LLC
1200 Tarpon Center Drive, Apt 102
Venice, Florida 34241
Attention: [****]

Ifto Purchaser:	TerraCycle US LLC
1 TerraCycle Way
Trenton, New Jersey 08638
Attention: [****]

With a copy to: Doherty, Wallace, Pillsbury & Murphy, P.C.

One Monarch Place, Suite 1900

Springfield, MA 01144

Ph: (413) 233-9559

Fax: (413) 734-3910

Attention: [****]

Email: [****]

or to any other party or any other address as any of the foregoing parties may indicate by notice to the other parties made in accordance with the terms of this Paragraph 5.

Attorneys for a party shall be authorized to give notices on behalf of such party. Written adjournments and extensions of time signed by an attorney for a party shall be binding upon that party.

6.	Brokers. Seller and Purchaser each hereby represent and warrant to each other that they have not engaged any finder, broker or other sales agent with respect to any of the transactions described in this Agreement or otherwise relating to the sale of all or any portion of the Property. Purchaser and Seller each represent and warrant to the other that such party has not dealt with or utilized the services of any real estate broker, sales person or finder in connection with this Agreement, and each party agrees to indemnify, hold harmless the other party from and against all damages, mechanics' liens, materialmen's liens, liabilities, penalties, interest, losses, demands, actions, causes of action, claims, costs and expenses (including reasonable attorneys' fees, including the cost of in-house counsel and appeals) relating to brokerage commissions and finder's fees arising from or attributable to the acts or omissions of such party. The provisions of this Section 6 shall survive the Closing or the earlier termination of this Agreement.

7.	Condemnation. In the event that condemnation proceedings against the Property are threatened or commenced prior to the Closing, Seller shall notify Purchaser thereof and Purchaser shall have the right to terminate this Agreement without liability .on its part by so notifying Seller within ten (10) days of Seller's notification to Purchaser with regard to such condemnation proceedings. In the event Purchaser elects to terminate this Agreement in accordance with the foregoing, Purchaser shall, notwithstanding anything herein contained to the contrary, receive an immediate refund of the Earnest Money Deposit and neither party shall have any further liability or obligation hereunder except for any antecedent breach hereof. In the event Purchaser does not terminate this Agreement in accordance with the foregoing, then, in the event of Closing, Seller shall, at Closing, assign all of its right, title and interest in any condemnation award attributable Property to Purchaser or, to the extent the .condemnation award attributable to the Property has actually been received by Seller prior to Closing, Seller shall credit such sum against the Purchase.

8.	Representations, Warranties & Covenants. In addition to warranties, representations, covenants, and undertakings contained elsewhere in this Agreement, the parties hereby make the following representations, warranties and covenants, each of which is material and is relied upon by the other, and each of which shall survive Closing for a period of eighteen (18) months.

(a)	Seller hereby represents and warrants to Purchaser as follows:

(i)	Seller is duly organized, validly existing and in good standing under the laws of the State of Connecticut;

(ii)	Seller has full right, authority and capacity to execute and perform this Agreement and to consummate all of the transactions contemplated herein;

(iii)	Seller is not prohibited from consummating the transactions contemplated in this Agreement by any law, regulation, agreement, instrument, restriction, order or judgment;

(iv)	There are no outstanding notices of any uncorrected violations of any laws, statutes, ordinances, rules or regulations with regard to the Property, its condition, or use received by Seller within the preceding twenty-four (24) months;

(v)	There are no actions, suits, or proceedings pending or threatened relating to Seller or the Property in any court or before any administrative agency;

(vi)	No options, rights of first refusal, rights of first offer or other contracts or rights have been granted by Seller or entered into by Seller which give any other party a right to lease, purchase or acquire any interest in the Property and as long as this Agreement is in effect, Seller will not directly or indirectly solicit, accept any offer or negotiate with any other party.

(vii)	Seller has not sold or assigned any development rights in connection with the Property.

(viii)	NLR, Inc. is the sole tenant of the Premises.

Seller shall promptly notify Purchaser in writing if Seller becomes aware of the occurrence of anything that would cause any representation made by Seller in this Agreement to be untrue, inaccurate or incorrect or which would constitute a breach of any warranty made hereunder.

(b)	Purchaser hereby represents and warrants to Seller as follows:

(i)	Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware;

(ii)	Purchaser has full right, authority and capacity to execute and perform this Agreement and to consummate all of the transactions contemplated herein; and

(iii)	Purchaser is not prohibited from consummating the transactions contemplated in this Agreement by any law, regulation, agreement, instrument, restriction, order or judgment.

9.	Closing Documents and Certain Payments.

(a)	Seller shall deliver to Purchaser at the Closing the following:

i.              A statutory warranty deed (the "Deed") conveying the Property in appropriate form for recording and duly executed and acknowledged by Seller.

ii.             A certification of non-foreign status, duly signed by Seller, in the form required by Section 1445 of the Internal Revenue Code and the regulations promulgated thereunder.

iii.            Payment to the appropriate parties of any deed transfer tax or similar tax or fee due or payable in connection with the transactions contemplated by this Agreement.

iv.            Such instruments, agreements or other documents as may be necessary or convenient in order to effectuate any of the provisions of this Agreement, or as reasonably requested by Purchaser or the Title Company to consummate the transactions contemplated herein, or to confirm any of the provisions of this Agreement, which shall be executed and, if and to the extent appropriate or required, acknowledged or sworn to by Seller before a notary public.

(b)	Purchaser shall deliver or cause to be delivered to Seller at the Closing the following:

i.              The payment required on account of the Purchase Price in accordance with the provisions of Paragraph l(e) of this Agreement (as increased or decreased by reason of net adjustments and apportionments made pursuant to the provisions hereof).

ii.             Such instruments, agreements or other documents as may be necessary or convenient in order to effectuate any of the provisions of this Agreement, or as reasonably requested by Seller or the Title Company to consummate the transactions contemplated herein, or to confirm any of the provisions of this Agreement, which shall be executed and, if and to the extent appropriate or required, acknowledged or sworn to by Purchaser before a notary public.

10.	Closing Costs.

(a)	At the Closing, Seller shall pay, in addition to the charges set forth in this Agreement:

i.	Any transfer taxes imposed upon or payable in connection with the transfer of title to the Property, made payable directly to the order of the appropriate governmental officer or the Title Company.

ii.	The legal fees and disbursements of Seller's counsel.

iii.	Deed preparation costs.

iv.	All other costs and charges of the closing and consummation of the purchase and sale transaction contemplated in this Agreement as customarily charged to and payable by a seller in such transaction in the location in which the Property is situated.

(b)	At the Closing, Purchaser shall pay:

i.	All costs and expenses in connection with Purchaser's due diligence review relating to the Property.

ii.	The cost of Purchaser's premium for the Owner's policy of title insurance, and all other charges incurred for the Owner's policy of title insurance; if required by the Purchaser.

iii.	All title charges, including recording fees and the premium.

iv.	The legal fees and disbursements of Purchaser's counsel

v.	All other costs and charges of the closing and consummation of the purchase and sale transaction contemplated in this Agreement as customarily charged to and payable by a purchaser in such transaction in the location in which the Land is situated.

Each of the parties hereto shall bear and pay the fees and disbursements of its own accountants and other advisors in connection with the negotiation and preparation of this Agreement and the Closing. Any fees payable to Escrow Agent in connection with its coordination of the Closing shall be split evenly between Purchaser and Seller. The provisions of this Section 10(a) and Section 10(b) shall survive the Closing.

11.	Non-Disclosure. Neither party shall disclose the contents of this Agreement or issue any press release or other publicity of any kind whatever with respect to this Agreement or the possible sale of the Property or any of the transactions contemplated hereby, without the prior written consent of the other in each instance, which consent may be withheld in the sole discretion of the other until the transaction contemplated herein has closed. Excepted from this obligation of non-disclosure are instances in which a party is complying with a court order or must disclose some or all the contents of this Agreement in order to enforce its rights lender this Agreement or to cause any condition precedent to be satisfied or to its consultants and advisors, but such disclosure shall be only to the extent absolutely necessary under the circumstances.

12.	Condition of Property. From the Effective Date to the Closing Date, the Seller will operate and maintain the Property in its normal course of business and make no material changes without the express consent of the Purchaser; Seller agrees to maintain appropriate insurance on the Property, shall not enter into any leases, contracts, and shall not offer any rights to any third parties in connection with the Property.

13.	Certain Remedies.

(a)         If Purchaser should fail to consummate the purchase of the Property for any reason other than Seller's default or the exercise by Purchaser of an express right of termination granted herein, Seller's sole remedy in such event shall be to terminate this Agreement by written notice to Purchaser providing Purchaser with not less than five (5) business days to remedy Purchaser's default. If Purchaser does not remedy the default the Earnest Money Deposit, together with any interest earned thereon, shall be released from escrow and paid to the Seller as liquidated damages and as the Seller's sole remedy as a result of the Purchaser's default, this Agreement shall be terminated and thereafter neither party shall have any further rights or obligations hereunder.         •

(b)            If, prior to the Closing, Seller shall default in the performance of Seller's obligations under this Agreement, and Seller fails to remedy such default within five (5) business days of Purchaser's written notice thereof and Purchaser does not waive such default, Purchaser, as its sole remedies, may either (i) terminate this Agreement for such default, in which event the Earnest Money Deposit, together with any interest earned thereon, shall be released from escrow and paid to Purchaser, this Agreement shall terminate without further recourse (excluding those indemnities which expressly survive termination), or (ii) commence an action for specific performance against Seller, it being acknowledged that damages at law would be an inadequate remedy. Seller hereby acknowledges and recognizes Purchaser's right to specific performance upon an uncured default of Seller's obligations contained herein.

14.	Conditions to Close. The Seller's obligation to close this transaction is conditioned upon Purchasers acquisition of 100% of the Common stock of NLR Inc. ("NLR") in accordance with the terms of a stock purchase agreement between NLR and Purchaser ("Stock Purchase"). In the Event the Stock Purchase is not consummated, Purchaser shall have the option to cancel this transaction and receive a full refund of the Earnest Money Deposit, this Agreement shall be null and void.

15.	Assignment. Purchaser may assign its right and interests under this Agreement to any party or parties owned or controlled by Purchaser, or under common control with Purchaser, without the prior written consent of Seller, which shall not be unreasonably withheld, delayed or conditioned.

16.	Miscellaneous. This Agreement cannot be modified except by written instrument signed by both parties hereto. Paragraph headings set forth herein are for convenience of reference and shall not be construed to interpret, limit or otherwise define the terms and conditions of this Agreement. Except as otherwise set forth herein, this Agreement shall be binding upon and shall inure to the benefit of Purchaser, Seller and their respective permitted successors, successors-in-interest and assigns. This Agreement may not be relied upon by parties other than Seller and Purchaser and the execution hereof shall not be deemed to create any third-party beneficiaries to this Agreement. This Agreement has been the subject of negotiation between Seller and Purchaser, and each party participated fully and equally in the drafting hereof. Therefore, this Agreement shall not be more strictly construed against one party than the other as the result of one party having prepared the same. Prior drafts of this Agreement or the preexisting letter of intent between the parties shall not be used in construing the terms hereof. This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, and any action or proceeding relating to the provisions of this Agreement, the relationship between the parties established hereunder, or any alleged default hereof (collectively, a "Proceeding") shall be brought solely in courts seated in said State and each of the parties hereto, for themselves and their affiliates, agree to (and agree not to contest) the exclusive jurisdiction of any such court. In the event Purchaser, Seller or their respective successors, assigns or affiliates shall institute any Proceeding, it is hereby agreed that the party substantially prevailing in such action or proceeding shall be entitled to be fully reimbursed by the other party for all of its reasonable expenses, attorney's fees and disbursements incurred in connection with such Proceeding. If an event specified to occur herein falls on a Saturday, Sunday or on a day on which banking institutions in the State of Connecticut are authorized by law to close, then such event shall occur on the next day which is not a Saturday, Sunday or day on which banking institutions in such state are authorized by law to close. To the extent that this Agreement has been executed by one party prior to the other party, the same shall constitute an offer open for acceptance until 5:00 p.m. Eastern Time on the date following the date of execution by the first party to execute this Agreement, as indicated below such party's signature block hereto. Electronic versions of this Agreement signed and exchanged by the parties are agreed to be as valid as if executed and delivered in person. Except as otherwise expressly provided herein, all rights and obligations of the parties hereunder shall survive the Closing for the maximum duration permitted by law.

17.	Counterparts. This Agreement and any of the agreements attached as exhibits hereto may be: (a) executed in separate counterparts, each of which is deemed an original and all of which together constitute but one and the same agreement and (b) signed and delivered by means of electronic transmission.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed this Agreement.

SELLER:

WITNESS:	TWO FIFTY MAIN EW, LLC

	By:	/s/ Raymond W. Graczyk
	Its:	Member
	Dated:	June 2, 2026

PURCHASER:

WITNESS:	TERRACYCLE US LLC

	By:	/s/ Richard Perl
	Its:	Chief Administrative Officer
	Dated:	June 1, 2026

List of Exhibits

Exhibit A: Property Description

Exhibit 2: Title Company's escrow agreement

The Company agrees to furnish supplementally a copy of any omitted exhibit to the Commission upon request.